 Exhibit 99.1

SNDL Appoints New Chief Information Officer and New President, Liquor Division

CALGARY, AB, Nov. 21, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") is pleased to announce the appointments of Phil McBride as Chief Information Officer and Navroop Sandhawalia as President, Liquor Division.

"SNDL's success is driven by our commitment to talent density and our leaders are the foundation of our performance culture," said Zach George, Chief Executive Officer of SNDL.  "Phil's extensive expertise in technology and digital innovation, paired with Nav's financial acumen and best-in-class retail experience will further strengthen our execution capabilities. We are confident that they will drive value for our consumers and stakeholders, playing a critical role in advancing SNDL's growth strategy."

Phil McBride joins SNDL with more than 25 years of experience across consumer-packaged goods, financial services and retail industries, having held leadership roles at OMERS, Molson Coors, Aeroplan, and Proctor & Gamble. His demonstrated capabilities include digital transformation, data analytics advancement, the integration of generative AI technologies, and stewardship of one of Canada's most successful loyalty programs.

Navroop Sandhawalia, who joined SNDL in October 2023 as Vice President of Finance, and was promoted to Interim President, Liquor Division in September, has made significant contributions to performance management and operational efficiency, driving improved decision-making across the liquor business. His experience includes over 13 years at Loblaws where he held various roles within finance, analytics and data science.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Superette. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Pearls by Grön, No Future, Bhang Chocolate, Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Spiritleaf Selects, Bon Jak, Versus, Value Buds, Namaste, Re-up, Grasslands and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

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SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2024/21/c5201.html

%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 18:02e 21-NOV-24